(202) 274-2011	rpomerenk@luselaw.com

November 12, 2004

VIA FACSIMILE

(202) 942-9530

William Friar, Esq.

Gregory Dundas, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:    Georgetown Bancorp, Inc. (File No. 333-119007)

          Pre-effective Amendment No. 3 to the Registration Statement on Form SB-2

Dear Messrs. Friar and Dundas:

On behalf of Georgetown Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form SB-2 (the “Amended SB-2”). As requested, we have revised the opinion appearing as Exhibit 8 to the registration statement on Form SB-2.

William Friar, Esq.

Gregory Dundas, Esq.

November 12, 2004

We trust the foregoing is responsive to the staff’s comments. Please call the undersigned at (202) 274-2011 as soon as possible of any additional comments the staff may have.

Respectfully,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

cc:	Mr. John Nolan, Branch Chief
Ms. Lisa Haynes, Staff Accountant
Mr. Robert E. Balletto, President and Chief Executive Officer
Mr. Joseph W. Kennedy, Senior Vice President, Treasurer and Chief Financial Officer
Robert P. Rudolph, Esq., Secretary
Eric Luse, Esq.
Kent M. Krudys, Esq.